UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road

Shijiazhuang, Hebei

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On August 6, 2012, the Compensation Committee of the Board of Directors (the “Board”) of AutoChina International Limited (the “Company”) recommended to the Board that the Company amend certain of the Share Option Award Agreements entered into pursuant to the Company’s 2009 Equity Incentive Plan (the “Plan”) to reduce the Exercise Price (as set forth in the respective Notice of Share Option Award related to each such Share Option Award Agreement) per share thereunder to the current “fair market value,” and the Board adopted such recommendation on the same day after determining that taking such action was important to the Company’s ability to retain and motivate its officers and employees for whom these share options comprise a component of their compensation. The Company has determined that the current “fair market value” of the ordinary shares underlying the option awards under the Plan is $14.50 per share based on the current market price of the Company’s ordinary shares. The Exercise Price under certain of the option awards, as set forth below, under the Plan will be revised accordingly.

On December 3, 2009, May 19, 2010, August 19, 2010 and March 23, 2011, AutoChina International Limited (the “Company”) granted 520,944, 27,024, 364,080 and 72,000 stock options, respectively, under the terms of the Company’s 2009 Equity Incentive Plan (the “Plan”). The exercise price under each of these stock options was $25.65, $23,80, $27.19 and $36.38, respectively, the closing price of the Company’s ordinary shares on the date of grant. The Exercise Price under each such remaining option award under the Plan will be revised to reflect the new Exercise Price of $14.50. On September 3, 2009 the Company also granted 681,840 stock options with an Exercise Price of $9.50, which options are not affected by the change in the Exercise Price. The total vesting period for each of these stock options is four years, with 25% vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. Each of these stock options has a term of 10 years.

As of immediately before the change in Exercise Price described above, none of these stock options had been exercised, and AutoChina recorded compensation expense of $8,665,000 based on the estimated fair value of the stock options on their dates of grant. The change in Exercise Price is expected to increase the fair values of the original stock options resulting in increased compensation expense to the Company. Both the remaining unamortized expense for the original options and the increase in the fair value of the options as of the exchange date will be amortized over the remaining option vesting periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: August 15, 2012	By:	/s/ Jason Wang
Name: Jason Wang
Title: Chief Financial Officer